November 7, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

                  Re:  MTM Technologies, Inc.
                       Registration Statement No. 333-128434

Dear Sirs and Madams:

     On behalf of our client, MTM Technologies, Inc. (the "Company"), we are transmitting herewith an amended Registration Statement (Amendment No. 1) on Form S-3 of the Company ("Amendment No.1").

     The Company's response to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in the letter of Barbara C. Jacobs, Assistant Director, dated October 12, 2005 (the "Comment Letter") (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

     1. The Company has submitted its response letter and Amendment No.2 to its registration statement on Form S-3, File No. 333-127587 simultaneously with this letter.

     2. A description of the additional pending offering on registration number 333-127587 has been added to the front cover of Amendment No.1.

     3. The disclosure on pages 22 and 23 has been revised to include information regarding the material terms of the transaction in which the selling stockholders acquired the securities being registered for resale.

     4. The disclosure on pages 23 and 24 has been revised to include, for each entity that is a selling stockholders, the name of each person who has voting or investment control over the Company's securities that such entity owns.

     5.    Except Norwest Equity Partners VII L.P. as described in footnote
           No. 5 in Amendment No. 1, no selling stockholder is a registered broker-dealer. No selling stockholder is an affiliate of a registered broker-dealer. Other than liquidating distributions pursuant to VGS Liquidating Company's plan of liquidation, at the time of the Vector acquisition, no selling stockholder had any agreements, understandings or arrangements with any other person, either directly or indirectly, to dispose of the securities.

     6. Item 601(b)(10)(ii)(A) of Regulation S-K requires that the employment agreements with the selling stockholders be filed or incorporated by reference as exhibits to the registration statement, except where immaterial in amount or significance. The Company considers each of the employment agreements it has with the selling stockholders to be immaterial in amount or significance.

     7. For your reference, we point out that on page 22-23 of Amendment No. 1, under the heading "Selling Securityholders" the second paragraph provides that "the consideration paid at closing for the transaction consisted of $16.8 million in cash, promissory notes in the principal amount of $0.7 million and 433,840 shares of our common stock." Amendment No.1 is registering 426,031 shares. The reason for the difference is that 7,809 shares of the Company's common stock forfeited to the Company when one of the Vector employees hired by the Company quit.

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above referenced registration statement be declared effective on November 8, 2005, or as soon thereafter as practicable.

     The Company acknowledges that:

     1. should the Securities and Exchange Commission (Commission) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

     3. the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

     Thank you for your attention to this matter.

                                       Kind Regards,


                                       /s/ Tammy Fudem
                                       --------------------
                                       Tammy Fudem

cc:  John Kohler
      Ann Gill